UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-39005

SUNDIAL GROWERS INC.

(Registrant’s name)

#200, 919 – 11 Avenue SW

Calgary, AB T2R 1P3

Tel.: (403) 948-5227

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDIAL GROWERS INC.

Date: June 8, 2020	By:	/s/ Zachary George
Name: Zachary George
Title: Chief Executive Officer

EXHIBIT

Exhibit	Description of Exhibit

99.1	News Release dated June 8, 2020 – Sundial Announces Successful Amendments with Senior Lenders, US$18 Million Notes Issuance and Close of Bridge Farm Sale

99.2	Material Change Report dated June 8, 2020

99.3	Amended and Restated Credit Agreement dated as of June 5, 2020 among, inter alios, Sundial Growers Inc., as borrower, the financial institutions from time to time party thereto, as lenders, and ATB Financial, as administrative agent for the lenders

99.4	Securities Restructuring Agreement dated as of June 5, 2020 by and among Sundial Growers Inc. and SAF Jackson II LP

99.5	Securities Purchase Agreement dated as of June 5, 2020 by and among Sundial Growers Inc. and each of the investors listed on the Schedule of Buyers attached thereto

99.6	Form of Placement Agent Warrant